Exhibit (a)(22)

CARELLA, BYRNE, CECCHI,

OLSTEIN, BRODY & AGNELLO, P.C.

5 Becker Farm Road

Roseland, NJ 07068-1739

(973) 994-1700

Attorneys for Plaintiff

POMERANTZ HAUDEK

GROSSMAN & GROSS LLP

100 Park Avenue

New York, NY 10017

(212) 661-1100

Attorneys for Plaintiff

HARRISON KLETZEL, Individually and on behalf of all others similarly situated

Plaintiff

v.

ORCHID CELLMARK, INC., THOMAS A. BOLOGNA, EUGENE I. DAVIS, STEFAN LOREN, Ph.D., NICOLE S. WILLIAMS, JAMES M. HART, Ph.D., BRUCE D. DALZIEL, LABORATORY CORPORATION OF AMERICA HOLDINGS, OCM ACQUISITION CORP.,

Defendants

SUPERIOR COURT OF NEW JERSEY CHANCERY DIVISION: MERCER COUNTY DOCKET NO. Civil Action CLASS ACTION COMPLAINT

Plaintiff, by his attorneys, alleges upon personal knowledge as to his own acts and upon information and belief premised on the investigation of his counsel as to all other matters, as follows:

NATURE OF ACTION

1. Plaintiff Harrison Kletzel (“Plaintiff”) purchased or acquired shares of the common stock of Orchid Cellmark, Inc. (“Orchid” or the “Company”) (NasdaqGS: ORCH) prior to the events giving rise to the allegations herein, and continues to hold such shares.

2. This action arises from breaches of fiduciary duties in connection with an Agreement and Plan of Merger (the “Merger Agreement”) entered into on April 5, 2011 between Orchard Cellmark, Inc. and Laboratory Corporation of American Holdings (“LCOAH”) and its wholly owned subsidiary OCM Acquisition (“OCM”) (together, “Lab Corp.”) in a two-step tender offer / proxy transaction valued at approximately $85.4 million (the “Proposed Acquisition”). Plaintiff alleges that the Individual Defendants (defined herein) have breached their fiduciary duties by agreeing to the Proposed Acquisition based on a flawed process which has resulted in grossly inadequate compensation for shareholders. As such, Plaintiff and the other public shareholders of Orchid common stock are entitled to enjoin the Proposed Acquisition or, alternatively, to recover damages in the event that the transaction is consummated.

3. Pursuant to the terms of the Proposed Acquisition, each shareholder of Orchid will receive $2.80 in cash for each of their Orchid shares. However, Orchid currently has nearly $20 million in cash on hand, meaning the net value of the transaction to Orchid’s shareholders is actually $65.7 million and the multiples and premium calculations purportedly justifying the Proposed Acquisition are improperly and misleadingly skewed. Indeed, the Proposed Acquisition represents only one times (1x) Orchid’s annual revenue. Moreover, the Company has no debt, holds $247.6 million in valuable federal net operating loss (“NOL”) carry-forwards, and is poised to enjoy substantial growth in revenues and profits due to the winding down of its chief UK competitor, a government entity with over $150 million in revenues. And, the Proposed Acquisition would accomplish key diversification goals for Lab Corp., prompting analysts to praise Lab Corp. for sealing a savvy acquisition. As such, the Proposed Acquisition is not reflective of the Company’s intrinsic value, its future growth potential and prospects, or its strategic value to Lab Corp.

4. Recognizing that the lack of a premium, Orchid’s clean balance sheet and substantial cash, and the strategic coup de grace represented by the Proposed Acquisition would draw interest from other potential buyers, the Orchid Board of Directors (the “Board”) acquiesced to preclusive deal protection devices, which essentially make it economically and practically impossible for any third-party bidder to make its own offer to buy Orchid. For instance, the Board agreed to the following deal protection devices in blatant breach of its fiduciary duties to Orchid’s public shareholders:

a.	a termination fee of $2.5 million plus expenses reimbursement up to $500,000 – in total nearly 4.5% of the true purchase price – to be paid by Orchid to Lab Corp. in the event that the Proposed Acquisition is not consummated (Merger Agreement, Section 7.3);

b.	a “No Solicitation” clause which prevents Orchid from soliciting, or its Directors, officers, investment bankers, and financial advisors from even participating in, discussions which may lead to, a superior offer from any bidder other than Lab Corp. (Merger Agreement, Section 5.2(a));

c.	“last-look” provisions which allow Lab Corp. four business days to re-negotiate with the Board after it is provided written notice of any unsolicited third-party bid which may be presented to the Board (Merger Agreement, Section 5.2(c));

d.	a provision requiring Orchid’s Board of Directors to recommend that its common stockholders adopt the Merger Agreement (Merger Agreement, Section 3.3(b));

e.	a provision providing for the indemnification and exculpation of the Orchid Board for six years from consummation of the Proposed Acquisition from and against any and all claims, losses, liabilities, damages, judgments, inquiries, fines and fees, amounts paid in settlement, costs and expenses, including actual attorneys’ fees and disbursements incurred in connection with any legal action arising out of any Board member’s position as a director of the Company (Merger Agreement, Section 5.7);

f.	a “Top-Up” provision granting Lab Corp. an irrevocable option to acquire at its discretion, at the offer price, the number of shares from the Company’s authorized and unissued shares necessary to bring Lab Corp.’s holdings of Orchid stock to one share above 90% of then-outstanding Orchid shares, thereby enabling a short-form merger under Delaware law (Merger Agreement, Section 1.13); and

g.	revision of the Company’s poison pill via a Second Amendment to Rights Agreement between Orchid and American Stock Transfer & Trust Company dated April 5, 2011, which eliminated the poison pill as a barrier to the Proposed Acquisition while leaving it in place as a barrier to any competing offers.

5. Working together, all of the foregoing deal protection devices essentially foreclose the possibility that a third-party “white knight” could step forward to provide Orchid shareholders with a premium for their shares, instead of the opportunistic and inadequate compensation offered by the Proposed Acquisition. As such, the deal protection devices, which were approved by the Orchid Board as part of the Merger Agreement, represent an ongoing breach of fiduciary duty that effectively deprive Orchid’s shareholders from having any meaningful vote regarding the Proposed Transaction.

6. The negotiation and structure of the Proposed Acquisition are the result of an unfair process, result in the denial to Company shareholders of important information regarding the value of their shares of Orchid, and do not provide for adequate value for Orchid. The decision of the Individual Defendants (as defined below), who constitute Orchid’s Board, to pursue the Proposed Acquisition constitutes a breach of their fiduciary duties to Plaintiff and other Orchid shareholders.

THE PARTIES

7. Plaintiff is and, at all relevant times, has been the owner of shares of Orchid common stock.

8. Orchid Cellmark, Inc. is a corporation duly organized and existing under the laws of the State of Delaware. The Company maintains its principal executive offices at 4390 U.S. Route One, Princeton, NJ. Orchid is engaged in the provision of DNA testing services that generate profile information by analyzing an organism’s unique genetic identity. It works primarily with testing for human identity in criminal investigations, family relationship testing, and testing in support of security applications. It also works with agricultural and other applications, including DNA testing for selective trait breeding in livestock.

9. As of April 6, 2011, the number of shares of Orchid common stock outstanding was 29,992,186. The number of common shares held in the Company’s treasury was 163,259.

10. Defendant Thomas A. Bologna (“Bologna”) is President, CEO and a Director of Orchid since April 2006.

11. Defendant Eugene I. Davis (“Davis”) has served as Chairman of the Board since November 2010. Davis was a nominee to the Board of Accipiter Capital Management LLC (“Accipiter”), a hedge fund that beneficially owns 3,923,498 shares – or 13.1% of Orchid common stock – which it could not liquidate via market sales without driving down the price for Orchid’s common stock. So, Accipiter benefits from the Proposed Acquisition, as it was needed in order to liquidate its Orchid common stock holdings.

12. Defendant Stefan Loren, Ph.D. (“Loren”) has been a Director of Orchid since November 2010. Loren, like Davis, is an Accipiter nominee to the Board.

13. Defendant Nicole S. Williams (“Williams”) has been a Director of Orchid since 2002.

14. Defendant James S. Hart, Ph.D. (“Hart”) has been a Director or Orchid since January 2010.

15. Defendant Bruce D. Daziel (“Daziel”) has a Director of Orchid since April 2010.

16. Defendants Bologna, Davis, Loren, Williams, Hart, and Daziel are collectively referred to herein as the “Individual Defendants.”

17. Defendant Laboratory Corporation of America Holdings is a Delaware corporation which maintains its corporate headquarters at 358 South Main Street, Burlington, NC 27215. It offers a broad range of clinical laboratory tests that are used by the medical profession in routine testing, patient diagnosis, and in the monitoring and treatment of disease. It also has developed specialty testing operations, such as oncology testing, HIV genotyping, a phenotyping, diagnostic genetics and clinical trials.

18. Defendant OCM Acquisition Corp., a Delaware corporation, is a wholly-owned subsidiary of Laboratory Corporation of America Holdings created to effectuate the Proposed Acquisition with Orchid.

CLASS ACTION ALLEGATIONS

19. Plaintiff brings this case on his own behalf and as a class action, pursuant to Rule 4.32-1, on behalf of all stockholders of the Company, except Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants, who will be threatened with injury arising from Defendants’ actions as are described more fully below (the “Class”).

20. This action is properly maintainable as a class action.

21. The Class is so numerous that joinder of all members is impracticable. The Company has hundreds of stockholders who are scattered throughout the United States.

22. There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual class member. The common questions include, inter alia, the following:

a. Whether the Proposed Acquisition as negotiated and structured denies shareholders information (particularly with respect to the value of their shares) necessary to make an informed decision whether to sell their shares;

b. Whether the Individual Defendants have breached their fiduciary duties owed by them to Plaintiff and other members of the Class, including their duties of entire fairness, loyalty, due care, and full disclosure; and

c. Whether Plaintiff and the other members of the Class are being and will continue to be injured by the wrongful conduct alleged herein and, if so, what is the proper remedy and/or measure of damages.

23. Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class.

24. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

25. The Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

Orchid. Its Operations, and Its Strategic Appeal

26. As stated in the Company’s most recent Form 10-K filed with the SEC on March 15, 2011, Orchid is a leading provider of DNA testing services that generate genetic profile information by analyzing an organism’s unique genetic identity and also non-DNA forensic laboratory services. The Company’s business is primarily focused on DNA testing for human identity which includes providing DNA testing services for forensic, family relationship and security applications. Forensic DNA testing is primarily used to establish and maintain DNA profile databases of individuals arrested for or convicted of crimes, to analyze and compare evidence from crime scenes with these databases to identify possible suspects and to confirm that a suspect committed a particular crime or to exonerate a falsely accused or convicted person. Forensic DNA testing can also be used to confirm a victim’s identity. Family relationship DNA testing is used to establish whether two or more people are genetically related and is most often used to determine a biological father in a paternity case, but can also be used to confirm a genetic relationship for purposes of immigration, adoption, estate settlement, genealogy and ancestry. DNA testing also is used by individuals and employers in security applications to establish and store a person’s genetic profile for identification purposes in the event of an emergency or accident. In agricultural applications, Orchid provides DNA testing services for selective trait breeding in livestock.

27. The Company has facilities located in the U.S. and U.K. with the majority of its clients in these two countries. In the U.S. and U.K., a significant amount of its testing activity is under established contracts with government agencies, which typically have a term from one to three years. The Company has stated its belief that its “experience and reputation as a reliable provider of services to government agencies is a valued credential that can be used in securing both new contracts and renewing existing contracts.”

28. The Company’s U.K. operations accounted for 63%, 50% and 46% of its total revenues for the years ended December 31, 2010, 2009 and 2008. Prior to 2009, a significant portion was derived through a subcontracting agreement. However, in 2007, U.K. police forces commenced soliciting competitive bids for all forensic testing services in a series of regional tenders.

29. In February 2008, the Company was awarded, overall, a significant portion of the service packages it bid on in the North West/South West and Wales regional tender, where it was awarded work from nine of the fourteen police forces that participated. Under the award terms, it is providing forensic services, including DNA testing of database crime scene samples, forensic casework and database testing services under the U.K.’s Police and Criminal Evidence Act, or PACE, for multiple police forces that collectively tendered their work. In August 2010, such contracts were extended for a two-year term ending in 2013.

30. In October 2010, the Company commenced work for five U.K. police forces in the East Midlands region under three-year contracts awarded under the National Forensic Procurement Project, pursuant to which it is conducting DNA analysis of crime scene samples for submission to the U.K.’s National DNA Database. The Company has stated its belief “that the actions we have taken to date have enabled us to successfully transition from our prior reliance on revenues derived from acting as a subcontractor to directly providing these services to government agencies and police forces in the U.K.”

31. The Company’s U.S. operations in the US accounted for 37% of its total revenues for 2010, where it is focused on improving operational execution to increase throughput in laboratories and lower aggregate operating costs. For instance, in its forensics business it has reduced sample processing time and decreased the number of samples that need to be retested. In 2009 and 2010, it undertook and completed consolidations of its paternity testing operations and its forensic DNA testing facilities. It achieved these consolidations within time frames and cost ranges previously disclosed and its operating costs were favorably impacted by the consolidations. The Company has said that it continued to focus on achieving additional operational efficiencies, cost reductions and increased scalability from these consolidations.

32. The Company’s total revenues for the year ended December 31, 2010 of $63.7 million represented an increase of approximately $4.7 million, or approximately 8%, as compared to revenues to 2009, while gross margin, as percentage of service revenues, remained flat. Indeed, during the three years ended December 31, 2008, 2009, and 2010, Orchid’s revenues steadily rose, from $57.6 million to $59.1 million to $63.7 million. A large part of Orchid’s income came from the U.K. with $26.4 million, $29.5 million, and $40.0 million for the years ended December 31, 2008, 2009 and 2010, respectively.

33. On November 4, 2010, Orchid announced in a press release its results for the third fiscal quarter of 2010 with revenues up 18% to $17.3 million, as compared to $14.7 million in the third quarter 2009. Total U.K. revenues for the third quarter of 2010 rose 44% compared to the third quarter of 2009, primarily as a result of the increase in U.K. forensic business.

Defendant Bologna commented that:

Our third quarter results reflect the inherent strength of our business. We reported a healthy third quarter increase in sales as well as a strong gross margin and a quarterly operating profit. Our U.K. operation was particularly strong as a result of significant organic top line growth.

34. In December 2010, the UK government announced its intention to wind down the operations of the Forensic Science Service (the “FSS”), a competitor of the Company in its chief growth market – the U.K. – with approximately $150 million in revenue. This development represents a substantial opportunity for the Company to capture business for Orchid’s already growing U.K. forensics division. Indeed, the same week, the Company issued a press release quoting Defendant Bologna as saying, “We believe this development could have a significant impact on our U.K. forensics business. The operational and staffing decisions we have been making in the U.K. have delivered increased capacity for the provision of high quality forensic services to meet the changing requirements of U.K. police forces.”

35. In its March 10, 2011 press release announcing its fourth quarter and year-end results for 2010, which disclosed revenues increasing approximately 12% to $16.6 million in the fourth quarter, up from $14.9 million for the fourth quarter of 2009 and year-end revenues increasing approximately 10% to $63.7 million, up from $58.1 million for the year-end of 2009, Defendant Bologna again acknowledged the strength of the UK business in stating:

Fourth quarter results reflect continued company growth. Our U.K. business grew by over 31% and the forensics component of that business grew by approximately 40%. . . For the full year of 2010, overall company service revenues grew to $63.7 million or by approximately 10% over 2009. Our U.K. business was particularly strong, with revenues growing by more than 35%. On the operational front, we maintained gross margins, and successfully completed the consolidation of our U.S. forensic and paternity operations into our Dallas, Texas and Dayton, Ohio facilities, respectively. Lastly, we ended 2010 with approximately $20 million in cash and short-term investments, up from approximately $18 million in 2009.

36. In addition to these stellar operating results, Orchid’s balance sheet is absolutely sterling. As of December 31, 2010, it had $19.8 million in cash, cash equivalents and available-for-sale securities as compared to $18.1 million as of December 31, 2009. In addition, as of December 31, 2010, it had no short or long-term debt obligations.

37. Moreover, in addition to being cash-rich and debt-free, the Company is flush with valuable tax assets protective of future income. Specifically, as of December 31, 2010, Orchid had $247.6 million and $36.1 million of federal and state NOL carry-forwards, respectively, available to offset future taxable income, on which the Company calculated that $220.5 million was available for use as of December 31, 2010, while the remaining NOL carryover of $27.1 million would become available for use in various amounts between 2011 and 2019. In addition, as of December 31, 2010, it had federal and New Jersey research and development tax credits and federal foreign tax credit carry-forwards of $3.8 million, which will begin expiring in 2016.

The Proposed Acquisition – A Slam Dunk for Lab Corp.

38. On April 6, 2011, Orchid and Lab Corp. announced in a joint press release that they had entered into the Merger Agreement under which Lab Corp. will acquire all the Company’s outstanding shares in a cash tender offer for $2.80 per share for a total purchase price of approximately $85.4 million. However, the Proposed Acquisition’s real total value is actually only $65.4 million when the Company’s $20 million of cash-in-hand is accounted for and the merger is reduced to the net consideration actually being paid to Orchid’s shareholders.

39. The Proposed Acquisition significantly undervalues Orchid, a cash-rich and debt-free company, and seeks to deliver it into Lab Corp.’s hands at a substantially inadequate price. The $65.4 million purchase price represents a little more than one times (1x) revenues in 2010 of $63.7 million at a time when the Orchid is set to capitalize on tremendous growth in the U.K. forensics business as result of the winding down of the FSS, a direct competitor with $150 million in revenues. It likewise fails to properly compensate Orchid’s shareholders for the value of the Company’s hundreds of millions of dollars of NOL carry-forwards.

40. The consideration offered in the Proposed Transaction is also inadequate as it fails to adequately account for synergies that may be realized by Lab Corp. and other strategic bidders. In fact, the Company’s U.S. facilities are prime candidates for consolidation into Lab Corp.’s – or another bidder’s – existing U.S. facilities. The strategic value of Orchid for Lab Corp. was made clear by Lab Corp.’s Chairman and CEO, who said in joint press release on April 6, 2001, “We are very pleased that Orchid Cellmark, a premier DNA testing business with a strong reputation for exceptional quality, reliability and customer service, is joining our family. The proposed acquisition of Orchid Cellmark significantly diversifies and strengthens our specialized forensic and family relationship testing.”

41. Analysts similarly sung the praises of Lab Corp. for securing such a strategic acquisition at such a bargain basement price. For instance, on April 6, 2011, analyst Justin Sharon of the investing website Minyanville stated that:

A premium of 39.3% to Tuesday’s closing price of Orchid is actually a blooming bargain by all accounts. Lab Corp, paying only 1.3 times revenues, at a stroke acquires a booming British forensic franchise – 50% of Orchid’s $64 million in 2010 revenues came from that country – with substantial cost savings and tax benefits thrown in for good measure. The deal is expected to add about $0.03 to its 2011 earnings per share – before any synergies.

42. On April 7, 2011, Credit Suisse published a “Company Update” discussing the Proposed Acquisition. The Credit Suisse report highlighted the winding down of the FSS and the benefit that it would have upon Orchid’s U.K. business, the fact that the “acquisition would cost [Lab Corp.] approximately $65.6M, or slightly over 1.0x 2010 revenue” and that Orchid had $247.6 million in net operating loss carry-forwards.

The Board Agrees To Preclusive Deal Provisions

43. Notwithstanding Orchid’s attractiveness as an acquisition candidate, the Individual Defendants have entered into a series of onerous deal protection devices which, when combined with the Proposed Acquisition being placed on a fast track with the tender offer scheduled to close 21 business days after its commencement (see Merger Agreement §1.1(d)), create an unreasonable hurdle to any potentially competing superior offer by a rival suitor to acquire the Company.

44. On April 6, 2011, in a Schedule TO-C filed with the Securities and Exchange Commission (“SEC”), the Company disclosed that it had entered into the Poison Pill Amendment granting a limited exemption only to Lab Corp. to exceed the poison pill’s ownership limitations. Where, as here, the Directors have already decided to sell the Company, such that its shareholders no longer need the protection of a poison pill, this action effectively blocks the conduct of a reasonable shopping of the company, a market check, an auction, or free and open bidding that would maximize shareholder value. Thus, the Poison Pill Amendment being limited to Lab Corp. lacks any proper corporate purpose and is an unnecessary and therefore unreasonable deal protection device.

45. The Merger Agreement also includes onerous deal protections significantly reducing the likelihood that a superior offer will be made for the Company. Those provisions include a top-up option (the “Top-Up Option”) which the Company irrevocably granted to Lab Corp. allowing Lab Corp. at its sole discretion to cross the 90% share ownership threshold required to implement a short-form merger under Delaware law without seeking the consent of the Company’s minority shareholders, by acquiring treasury shares (from the vast pool available) at the offer price (see Merger Agreement §1.13). This provision alone all but ensures that Lab Corp. will acquire Orchid, despite any protestations by the Company’s shareholders.

46. Moreover, the Merger Agreement §3.3(b) proactively binds the Board to recommend that the Company’s common shareholders adopt it and support the Proposed Acquisition. This provision prematurely binds the Board’s hand before it has the benefit of gauging other interest by rival suitors. The Merger Agreement §7.3 also imposes a termination fee of $2,500,000 and reimbursement of up to $500,000 in expenses, together representing approximately 4.6% of the Proposed Transaction’s net cash value of $65.4 million, on Orchid, thereby financially deterring other bidders from ever making a competing offer. These payments would be lost value to the shareholders as they would go to Lab Corp. and would need to be eaten by any other potential acquirer. The outrageousness of these fees is underscored by the fact that they are not reciprocal – Lab Corp.’s termination fee is only $150,000 (see Merger Agreement §7.4). These deal protection devices further unreasonably restrict the Company’s ability to attract a superior proposal.

47. Perhaps most egregiously, the Company has also agreed to: (a) a stringent No Solicitation clause (see Merger Agreement §5.2) requiring Orchid to cease and/or not engage in any discussions with other potential bidders and to seek the return of any confidential materials given to a potential bidder that might help it in making a superior proposal; (b) a provision requiring the Company to provide Lab Corp. with prompt notice of any interest from a potential bidder (see Merger Agreement §5.2(b)); and (c) a “last-look” provision requiring, in the event that a superior proposal is being considered by the Board, the Company to provide Lab Corp. with its material terms and give Lab Corp. four business days to revise its proposal (see Merger Agreement §5.2(c)). These informational and matching rights significantly reduce the likelihood of another potential bidder emerging, because such a suitor would not want to spend the resources necessary to make a superior proposal – not to mention reveal sensitive information to Orchid in the bid process, all of which would have to be turned over to Lab Corp. – only to act as Lab Corp.’s stalking horse. Moreover, this provision insulates Lab Corp. from having to make its “final and best” offer up front, safe in the knowledge that it can always do so later if – and only if – a rival suitor shows up and calls its low-ball bluff.

The Board Has Protected Itself While Ensuring That Its Members Are Paid Off

48. The Merger Agreement illustrates the degree to which the interests of the Board were not aligned with Orchid’s shareholders. For instance, the Merger Agreement provides for the continuing tenure of three as-yet-unnamed members of the Orchid Board (see §§ 1.3(b) and 1.9), who will stand to benefit from the merged company’s continued success in a way that Orchid’s shareholders cannot. It also requires that all outstanding Company stock options be rendered vested and exercisable prior to the date of the merger (see §§2.3). This provision will permit Defendant Bologna, other company executives, and the other Defendants collectively to cash in tens of thousands of in-the-money options for a lump-sum payout.

49. Moreover, it provides for six years of continuing director and officer (“D&O”) insurance coverage and indemnification (see §§5.7 and 6.1). So, the Board is well-insulated against the legal ramifications of its breaches of fiduciary duties.

The Board’s Breaches of Fiduciary Duties

50. The terms of the Proposed Acquisition as now presented are patently unfair to the Class, and the unfairness is compounded by the disparity between the knowledge and information possessed by the Individual Defendants by virtue of their positions of control of Orchid and that possessed by Orchid’s public shareholders.

51. The Individual Defendants’ failure to reject the facially inadequate offer evidences their disregard for ensuring that shareholders receive adequate value for their stock. Their conduct has deprived Plaintiff and the Class of the right and opportunity to receive the maximum value for their shares.

52. The Individual Defendants’ failure to reject the Proposed Acquisition is motivated by a self-interested desire to ensure their continued positions within the Company and/or secure benefits for themselves, while depriving the Company’s public shareholders of the true value that an auction or liquidation would provide.

53. The Individual Defendants owe fundamental fiduciary obligations to Orchid’s stockholders to take all necessary and appropriate steps to maximize the value of their shares. In addition, the Individual Defendants have the responsibility to act independently so that the interests of the Company’s public stockholders will be protected and to consider properly all bona fide offers for the Company and to reject offers that are clearly not in the interest of shareholders. Further, the Individual Defendants, as Directors of Orchid, must adequately ensure that no conflict of interest exists between the Individual Defendants’ own interests and their fiduciary obligations to maximize stockholder value or, if such conflicts exist, to ensure that all such conflicts will be resolved in the best interests of the Company’s stockholders.

54. Because the Individual Defendants dominate and control the business and corporate affairs of Orchid and because they are in possession of private corporate information concerning Orchid’s assets, businesses and future prospects, there exists an imbalance and disparity of knowledge and of economic power between the Individual Defendants and the public stockholders of Orchid. This discrepancy makes it grossly and inherently unfair for the Individual Defendants to entrench and/or to enrich themselves at the expense of Orchid’s stockholders.

55. The Individual Defendants have breached their fiduciary and other common law duties owed to Plaintiff and other members of the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Class.

56. Plaintiff seeks preliminary and permanent injunctive relief and declaratory relief preventing the Individual Defendants from inequitably and unlawfully depriving Plaintiff and the Class of their rights to realize a full and fair value for their stock at a premium over the market price, and to compel the Individual Defendants to carry out their fiduciary duties to maximize shareholder value.

57. Only through the exercise of this Court’s equitable powers can Plaintiff be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

58. Unless enjoined by the Court, Defendants will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, and/or aid and abet and participate in such breaches of duty, and will prevent the sale of Orchid at a substantial premium, all to the irreparable harm of Plaintiff and other members of the Class.

59. Plaintiff and the Class have no adequate remedy at law.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

60. By reason of the above Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other public stockholders of Orchid and owe Plaintiff and the other members of the Class a duty of highest good faith, fair dealing, loyalty, due care and full, candid and adequate disclosure.

61. Each Individual Defendant owed and owes Orchid and its public shareholders fiduciary duties and were and are required to: further the best interests of Orchid and its public shareholders; undertake an adequate evaluation of the Company’s worth as to potential merger/acquisition candidates; maximize the financial compensation for Orchid shareholders; refrain from abusing their positions of control; refrain from favoring their own interests at the expense of Orchid and its shareholders; only consent to transactions that are in the financial interest of Orchid shareholders; and act in the utmost good faith in carrying out their obligations to shareholders with due care and information.

62. Each of the Individual Defendants is required to act in the best interests of the Company’s shareholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control (particularly when it involves a decision to eliminate the shareholders’ equity investment in a company), applicable law requires the directors to take all steps to maximize the value shareholders will receive rather than use a change of control to benefit themselves. To diligently comply with this duty, the directors of a corporation may not take any action that: adversely affects the value provided to the corporation’s shareholders; contractually prohibits them from complying with or carrying out their fiduciary duties; discourages or inhibits alternative offers to purchase control of the corporation or its assets; or will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders.

FIRST COUNT

BREACH OF FIDUCIARY DUTY

(Against the Individual Defendants)

63. Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

64. The Individual Defendants owe Plaintiff and the Class the utmost fiduciary duties of due care, good faith and loyalty. The Individual Defendants, separately and together, in connection with the sale of Orchid, violated their fiduciary obligations owed to Plaintiff and the Class, including, inter alia, the duty to:

a. Undertake an appropriate evaluation of Orchid’s worth as a merger candidate or in liquidation;

b. Engage in a meaningful auction with third parties in an attempt to obtain the best value for Orchid’s public shareholders;

c. Act independently so that the interests of Orchid’s public shareholders will be protected and enhanced; and

d. Undertake a valuation of the liquid value of Orchid’s assets were they to be disposed of piecemeal in a liquidation auction.

65. Because the Individual Defendants have breached their duties of loyalty, due care, good faith and independence in connection with the sale of Orchid, the burden of proving the fairness of the Proposed Acquisition, including all aspects of its negotiation and structure, is placed upon the Individual Defendants as a matter of law.

SECOND COUNT

AIDING AND ABETTING BREACH OF FIDUCIARY DUTY

(Against Orchid and Lab Corp.)

66. Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.

67. Defendants Orchid, LCOAH, and OCM aided and abetted the Individual Defendants in breaching their fiduciary duties owed to the public shareholders of Orchid, including Plaintiff and the members of the Class.

68. The Individual Defendants owed to Plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

69. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to Plaintiff and the members of the Class.

70. Orchid management, LCOAH, and OCM knowingly colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants’ breaches of fiduciary duties owed to Plaintiff and the members of the Class.

71. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

WHEREFORE, Plaintiff demands judgment, as follows:

A. Declaring that this action is properly maintainable as a class action and certifying Plaintiff as the Class representative;

B. Enjoining Defendants from proceeding with the Proposed Transaction;

C. Enjoining implementation of the deal protection devices in the Merger Agreement and deployment of Orchid’s poison pill;

D. Directing the Individual Defendants to exercise their fiduciary duties to maximize shareholder value in any proposed sale of the Company;

E. Imposing a constructive trust, in favor of Plaintiff and other members of the Class, upon any benefits improperly received by Defendants as a result of their wrongful conduct;

F. Requiring Defendants to compensate Plaintiff and the members of the Class for all losses and damages suffered and to be suffered by them as a result of the acts and transactions complained of herein, together with prejudgment and post judgment interest;

G. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ fees and experts’ fees; and

H. Granting such other and further relief as this Court may deem just and proper.

DATED: April 18, 2011	CARELLA, BYRNE, CECCHI, OLSTEIN, BRODY & AGNELLO, P.C. Attorneys for Plaintiff

By:
JAMES E. CECCHI

MARC I. GROSS GUSTAVO F. BRUCKNER MATTHEW L. TUCCILLO POMERANTZ HAUDEK GROSSMAN & GROSS LLP 100 Park Avenue New York, NY 10017 (212) 661-1100 Attorneys for Plaintiff

CERTIFICATION

Counsel for Plaintiff hereby certifies that they are aware of one related civil action which is pending in the Superior Court of New Jersey, Chancery Division in Mercer County. The case is captioned Bruce Ballard v. Orchid Cellmark, Inc., et al. and the docket number is C-32-11.

DATED: April 18, 2011	CARELLA, BYRNE, CECCHI, OLSTEIN, BRODY & AGNELLO, P.C. Attorneys for Plaintiff

By:
JAMES E. CECCHI

MARC I. GROSS GUSTAVO F. BRUCKNER MATTHEW L. TUCCILLO POMERANTZ HAUDEK GROSSMAN & GROSS LLP 100 Park Avenue New York, NY 10017 (212) 661-1100 Attorneys for Plaintiff

CERTIFICATION OF COMPLIANCE WITH RULE 1:38-7(c)

Counsel for Plaintiff hereby certifies that confidential personal identifiers have been redacted from this submission to the court, and will be redacted from all documents submitted in the future in accordance with Rule 1:38-7(b).

DATED: April 18, 2011	CARELLA, BYRNE, CECCHI, OLSTEIN, BRODY & AGNELLO, P.C. Attorneys for Plaintiff

By:
JAMES E. CECCHI

MARC I. GROSS GUSTAVO F. BRUCKNER MATTHEW L. TUCCILLO POMERANTZ HAUDEK GROSSMAN & GROSS LLP 100 Park Avenue New York, NY 10017 (212) 661-1100 Attorneys for Plaintiff

DESIGNATION OF TRIAL COUNSEL

Plaintiff hereby designates James E. Cecchi, Esq. as trial counsel for all issues so triable in this case.

DATED: April 18, 2011	CARELLA, BYRNE, CECCHI, OLSTEIN, BRODY & AGNELLO, P.C. Attorneys for Plaintiff

By:
JAMES E. CECCHI

MARC I. GROSS GUSTAVO F. BRUCKNER MATTHEW L. TUCCILLO POMERANTZ HAUDEK GROSSMAN & GROSS LLP 100 Park Avenue New York, NY 10017 (212) 661-1100 Attorneys for Plaintiff

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